Boaz Bike

Hardware Entertainment Technology Sharing Economy 500 Startups

Electric shared scooter company that is focused on SAFETY!

BOAZBIKES.COM DALLAS TEXAS





Emil was already in the transportation industry. It wasn't until he saw someone fall off a scooter in early 2018 that landed them into an emergency room. That incident and countless hours of research & reading other stories of similar life changing accidents pushed Emil to develop a better scooter to help solve the last mile transportation... more

Emil I NNANI CEO @ Boaz Bike

Why you may want to support us...

1. ZERO reported accidents in over 20K+ trips.
2. We believe we have designed the safest and most durable scooter in the shared market.
3. Currently have 3 City permits with plans to operate in 20+ cities by May 2021
4. Over 90% of scooter riders in our target market prefer to ride a Boaz over our competitors.
5. Majority of the company is owned by Minorities. The only minority owned shared scooter in the US

Why investors ❤ us

WE'VE RAISED $260,100 SINCE OUR FOUNDING



Emil has a great eye for detail and opportunity. I believe he will be able to create an absolutely amazing organization with heart.

Adolf Akuffo-Afful



Emil is a living genius, and I'm investing in him. I'm confident that whatever he touches, it will turn to gold. Especially since I've seen him do it with businesses in the past, so I know that he will do it again with Boaz! It's a great company, great concept, and has great leaders!

Ezra Nnani



I've witnessed for over a year the tireless commitment Emil has shown to see Boaz Bikes be successful. I'm confident this investment will help me immensely

Jeff Gray

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Emil I NNANI

CEO

Been in the transportation industry for over 5 years. Serial entrepreneur who made his first $1 Million in sales at the age of 25.



Christiana Winfrey

COO



Cory Smith

CFO



David Valaer

Advisor

In the news

AMERICANINNO

Boaz Bikes Launches Seatable E-Scooters in Atlanta, Free Rides in October

As the City of Atlanta and public officials continue to solve issues presented by dockless vehicles and e-scooters, another company launched a fleet of vehicles on Wednesday and could very well be the

October 23, 2019 @ americaninno.com

Fourth scooter company, Boaz Bikes, to launch in Detroit

The company plans to reach Detroit's max limit of 400 scooters, 300 downtown and at least 100 in the neighborhoods outside of the city's bustling downtown and Midtown. Boaz Bikes join Bird, Lime and Spin in

May 24, 2019 @ crainsdetroit.com

Downloads

boazDeckWefunder.pdf

How Come Boaz?

Ok, early 2017 I was currently running a startup (still in the transportation industry) out in Dallas TX. I was exposed to the bike share at the time and researched it in great detail. I was amazed at how fast bike share was taking over cities all across the USA. In 2017 I reached out to an investor friend of mine via text and told her "I know what the next phase is for micro-mobility in America" I went into details needing $100,000 investment to create a scooter for sharing within the city. She told me people will not ride scooters because they are riding bikes for the exercise and scooters will not work. (Boy was she wrong) 2018 hits and Bird & Lime hits the scene and I'm like "WHAT!?! THAT'S MY IDEA" lol I still have the screenshots to prove it.

Mid 2018 I was driving through the city one night and I saw a group of young adults riding scooters on a sidewalk. While crossing the street to go back up on the sidewalk one of them hit the curb and went head over the handlebars. Blood was everywhere, the ambulance had to come. I actually video recorded it, the friends crying and the bystanders standing around. It was at that moment that I knew I needed to be in this micro-mobility sector to solve a much larger problem, SAFETY. I don't know if it was a bird or lime scooter, but I do know that when him & his friends rented those scooters that night they had no idea their lives would be changed forever. That night I didn't go home & went straight to my office and researched like crazy! I saw hundreds of reports of accidents and thousands of scooter riders were going to the hospital every month. I needed to do something and I needed to do it fast, lives were depending on me.

I went back to the same early investor and said "I know the next phase of micro-mobility in America" I let her know how should would have made billions already had we moved forward on it a year ago. I told her that safety is a real issue with the stand up scooters taking America by storm. I told her that people would want to sit down and ride rather than stand up and ride. Lower center of gravity and they can act faster if something was to happen. I pitched putting helmet on each scooter and I just needed a partner to invest. She told me Bird and Lime are first and are already too big (each of them were probably in about 40 cities at the time) and that it's too late to get into the industry. lol (boy was she wrong) I was not missing my opportunity again.

I sold everything I could dealing with my previous startup, closed down my office and laid off the staff. I took every cent I had and invested it into building a prototype. Working bike and working mobile app. In late 2018 I drove the prototype 20+ hours from Texas to California to find VC's who could invest $3 Million dollars for 30% stake of the company. (sigh) with my wife and kids in the car we hit the road with little resources, a lot of hope and a big dream. I couldn't get meetings with anyone. I remember this one VC building had a security gate and I snuck through the gate with my lunch from a local In & Out restaurant. I claimed to be an uber eats driver delivering food. lol you hear those stories where entrepreneurs are relentless and they get the deal, I was going to be one of them. I got into the building and ran into another gate keeper (receptionist at the front desk) I looked online for the partners of the fund and tried my luck with one of the names. "I have a meeting with such and such.." she told me to sit down while she called in. After about 30 mins she informed me that 'such and such' was not able to see me and that they don't accept unsolicited meetings (sigh). I was not about to give up. I stepped outside and thought of my next move. Two guys walked inside to the front desk and I snuck back in. I looked at the board near the elevators that told me what floor this VC office was on and I snuck into the elevator without the receptionist noticing (sigh). The buttons weren't working, I couldn't get pass the 3rd floor without some type of card or code or escort or something. I sat on that elevator floor with tears in my eyes. I sold a business that was making money and invested everything that I had into building an app and prototype from scratch and drove across country to try and close a deal and there I was with absolutely nothing. How can I go to my wife and tell her we have nothing? We were staying in a Air B&B right next to San Fransisco so it was an hour drive to get back, and all the time that I needed to motivate myself (which I've had to do often on this journey).

I got on linkedin and reached out all of the VC's and Angel Investors I could find with generic messages like "I'm in town for a couple days with a couple meetings showing off my prototype.. are you free to chat??" out of 100s of messages most asked for the pitch deck which I ended up sending off to over 100 different potential investors (big mistake) one guy named Mike from Structure Capital responded and said "I have a few mins between my lunch meetings and I'll meet you" the next day we met, I pitched and he rode the prototype and he loved it. (We never did close a deal) but he told me if you have a lead investor come on that's reputable his fund would invest. We drove back to Texas with a little joy because one fund was willing to invest.

In 2019 four different copy cats launched. Two of them with an almost identical cloned copy of our Model 1 vehicle that I showed off in California (face palm) in fact razor scooter even copied the color of our scooters at the time (bright red) which forced me to pivot and paint all of our vehicles to Royal Blue. Fast forward --> 2020 and I'm telling investors the same thing I said in 2017, 2018 & 2019 "I know the next phase of micro-mobility in America" I was right every time. I've already designed our new Model 3 vehicle (which will we get patented asap after closing this round). I am not just trying to be one of the top ten micro-mobility providers within the US i'm looking to make Boaz the top micro-mobility provider in the world. To those who are saying "high hopes & big dreams" (smh) I say to them, watch us work..

Investor Q&A

– COLLAPSE ALL

What does your company do?

Electric scooter sharing company that is focused on Safety. We cut operation expenses by 80% compared to our competitors with our state of the art scooter design. The ability to swap out dead batteries in less than 1 minute in the field compared to taking scooters home to charge. We inspect and monitor vehicles throughout the day to provide the highest quality shared vehicle on the market. We want to make sure that our users do not get injured while riding our vehicles.

Where will your company be in 5 years?

We are hoping to have an early exit in late 2021. We also hope to expand into 20-30 cites by mid 2021 and with the mass production of our newly designed scooter we plan to expand to 60-100 cities by the end of 2021. If a merger/buyout doesn't happen we hope over the next 3 years to be the #1 scooter shared provider worldwide based off the success of our new scooter in operation (patent pending). These projections cannot be guaranteed.

Why did you choose this idea?

Emil was already in the transportation industry. It wasn't until he saw someone fall off a scooter in early 2018 that landed them into an emergency room. That incident and countless hours of research & reading other stories of similar life changing accidents pushed Emil to develop a better scooter to help solve the last mile transportation problem.

How far along are you? What's your biggest obstacle?

Funding. We need more capital. We've already proven proof of concept and have worked wonders throughout 2019. Now we need funding to put more vehicles on the road and funding to help us expand into more markets.

Who competes with you? What do you understand that they don't?

Bird,Lime,Uber, Lyft are the most notable ones. They currently don't see the niche market of users who care about safety. There are thousands of accidents every month on these platforms and those injured have loved ones who will never touch a stand up unsafe scooter. Boaz is the alternative to the reckless & young rider. Most of our users have come from bird/lime/etc who chooses us over them because it's much safer.

How will you make money?

We currently use 1 revenue model but have 6 different streams to bring in income. We charge $1 to rent the vehicle and ~.25 per minute. We can also implement parking fines, charge for tourist footage, charge for scooter deliveries, group rides, scooter reserving for the day, and much more once we scale.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Funding. Cities love us and we have a great relationship in our current markets. Our only downfall is that we don't raise enough funds to expand. Our competitors are sold on the stand up scooter and we have a good runway to rollout and continue to take marketshare. Without capital we can not grow at a fast enough space to become the thorn that they hate. With enough funding we cannot lose in this fight to bring micro mobility as a service to cities across the world.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Right now competition is focusing on expanding into more markets with cheap china products. Scooter share is new to the USA (launched in 2018) and the sit-down option (we were the first to start in 2018) cities are looking for smart mobility options to serve the smart cities that will continue to spring up over the next 10years. We are early on in this industry to help solve first and last mile transportation for packed cities.